                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              IXYS Corporation
                    (Formerly Paradigm Technology, Inc.)
                            --------------------
                              (Name of Issuer)

                                Common Stock
                         --------------------------
                       (Title of Class of Securities)
                                 46600W 10 6
                            --------------------
                               (CUSIP Number)

                                NATHAN ZOMMER
                              IXYS CORPORATION
                             3540 BASSETT STREET
                           SANTA CLARA, CA  95054
                               (408) 982-0700
                   ---------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                             September 23, 1998
                   --------------------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 5 pages
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CUSIP No. 46600W 10 6                13D                   Page 2 of 5 Pages


--------------------------------------------------------------------------------
 (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons (Entities only)

          Nathan Zommer
--------------------------------------------------------------------------------
 (2) Check The Appropriate Box If A Member Of A Group   (a):
                                                        (b):
--------------------------------------------------------------------------------
 (3)    SEC Use Only

--------------------------------------------------------------------------------
 (4)    Source Of Funds*
     PF
--------------------------------------------------------------------------------
 (5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)

--------------------------------------------------------------------------------
 (6) Citizenship Or Place Of Organization
    U.S.
--------------------------------------------------------------------------------

Number Of Shares      (7)  Sole Voting Power                          3,356,188
Beneficially Owned
By Each Reporting
Person With           (8)  Shared Voting Power                        0


                      (9)  Sole Dispositive Power                     3,356,188


                      (10)  Shared Dispositive Power                  0


 (11) Aggregate Amount Beneficially Owned By Each Reporting Person

            3,356,188
--------------------------------------------------------------------------------
 (12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
 (13) Percent Of Class Represented By Amount In Row (11)

            27.9%
--------------------------------------------------------------------------------
 (14) Type Of Reporting Person

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER                                  Page 3 of 5 Pages
          -------------------

          Class of Securities:  Common Stock

          Issuer:               IXYS Corporation

          Principal Address:    3450 Bassett Street
                                Santa Clara, CA  95054

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     (a)-(c) The undersigned, Nathan Zommer, hereby files this Schedule 13D Statement as an individual. The principal business and office address for the undersigned is 3450 Bassett Street, Santa Clara, CA 95054. The undersigned is employed as the President and Chief Executive Officer of the Issuer.

     (d)-(e)  Not Applicable

     (f)  The undersigned is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

     The undersigned received the Common Stock of the Issuer upon conversion of shares of Common Stock of IXYS USA, Inc. through a merger. See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

     On September 23, 1998 IXYS Corporation (formerly Paradigm Technology, Inc.) (the "Issuer") acquired IXYS USA, Inc. through a merger. In connection with the merger, the Issuer issued .057842 shares of its Common stock for each outstanding share of Capital Stock of IXYS USA, Inc. Immediately following the merger, the Issuer changed its name to IXYS Corporation. The acquisition of the securities of the Issuer was made in connection with the merger.

     I reserve the right to take such action with respect to my investment in the Issuer as I may determine. Subject to applicable legal requirements, I may purchase additional shares of Common Stock from time to time in the open market or in private transactions, depending on my evaluation of the Issuer's business, prospects and financial condition, the markets for the Common Stock, other developments concerning the Issuer, other opportunities available to me, and general, economic, money and stock conditions. In addition, depending upon the factors referred to above, I may dispose of all or a portion of my shares of Common Stock at any time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     (a) The undersigned is the beneficial owner of 3,356,188 shares of Common Stock, or approximately 27.9% the Common Stock outstanding. Of the shares beneficially owned, 3,282,127 are currently held by the undersigned and 74,061 are issuable to the undersigned upon exercise of outstanding options exercisable within 60 days.

     (b) The undersigned has sole power to direct the vote and/or disposition of the shares held by the undersigned.

     (c) On September 23, 1998, the Issuer acquired IXYS USA, Inc. through a merger. Shares of stock of IXYS USA, Inc. previously held by the undersigned and shares of stock issuable upon exercise of outstanding stock options were converted into shares of the Issuer at a rate of .057842 shares of the Issuer's Common Stock for each share of IXYS Corporation's stock held by the undersigned, resulting in the undersigned being the beneficial holder of 3,356,188 shares of the Issuer's Common Stock.

     (d)  Not Applicable

     (e)  Not Applicable

                                                               Page 4 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
         -------------------------------


     Except as set forth below, to the best knowledge of the undersigned, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

     The undersigned acquired shares of Common Stock of a California corporation, predecessor to IXYS USA, Inc. in exchange for a promissory note due and payable December 31, 1999, bearing interest at the rate of 5.79% per annum and in the original principal amount of $707,238.83, and such shares were pledged to the predecessor California corporation as security for such note. Such shares have successively been converted into shares of Common Stock of IXYS USA, Inc. and into shares of Common Stock of the Issuer. IXYS USA, Inc. holds such promissory note and is the pledgee under the related pledge agreement.

ITEM 7.  EXHIBITS
         --------

         7.1 Pledge Agreement by and between Nathan Zommer and IXYS Corporation, a California corporation dated November 18, 1995.

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                                                               Page 5 of 5 Pages

                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 2, 1998


By:             /s/ Nathan Zommer
       -----------------------------------
       Nathan Zommer